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SEC MAIL
RECEIVED
FEB 2 0 2007
WASH. D.C.

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-65967

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
PRIVATE ENERGY SECURITIES, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
30 TOWER LANE, 4TH FLOOR
(No. and Street)

AVON	**CT**	**06001**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DAVID MACK **212-744-1549**
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
KAUFMANN, GALLUCCI & GRUMER LLP
(Name - if individual, state last, first, middle name)

80 BROAD STREET	**NEW YORK**	**NY**	**10004**
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 2 1 2007
THOMSON FINANCIAL

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

OATH OR AFFIRMATION

I, WILLIAM E. WEIDNER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PRIVATE ENERGY SECURITIES, INC., as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

PRESIDENT

Title

PAULINE M. MARCH
NOTARY PUBLIC, State of New York
No. 30-4877363
Qualified in New York County
Commission Expires November 17, 2010



Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent auditor's report on internal control.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

PRIVATE ENERGY SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2005

PRIVATE ENERGY SECURITIES, INC.

INDEX



KAUFMANN,
GALLUCCI &
GRUMER LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Shareholders of Private Energy Securities, Inc.

We have audited the accompanying statement of financial condition of Private Energy Securities, Inc. (the "Company") as of December 31, 2006, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement as well as assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Private Energy Securities, Inc. as of December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

February 14, 2007 Kaufmann, Gallucci & Grumer LLP

80 Broad Street, Suite 1901 • New York, NY 10004 • Tel: (212) 269-0572 • FAX: (212) 968-1279

PRIVATE ENERGY SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash	$	49,110
Total Assets	$	49,110

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	17,888
Shareholders' equity:		
Common shares, $1 par value; authorized, 20,000 shares; issued and outstanding, 10,000 shares		10,000
Additional paid-in capital		9,800
Retained earnings		11,422
Total shareholders' equity		31,222
Total liabilities and shareholders' equity	$	49,110

The accompanying notes are an integral part of this financial statement.

PRIVATE ENERGY SECURITIES, INC.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2006

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Private Energy Securities, Inc. (the "Company") was incorporated under the laws of the State of Connecticut March 4, 2003. The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission ("SEC"). The Company was approved as a member of the National Association of Securities Dealers, Inc. on March 13, 2004, on which date it commenced operations.

The Company's primary business activities include arranging for the issuance of debt and equity securities of oil and gas companies that it introduces to institutional money managers for long term investment in the energy sector. The Company also assists in arranging mergers or acquisitions.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The Company records revenue from investment banking and service fees as earned, generally upon the closing of a transaction.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - CONCENTRATION OF CREDIT RISK

The Company maintains its cash in a bank account which, at times, may exceed federally insured limits. The Company has not experienced any losses in this account.

NOTE 4 - SIGNIFICANT TRANSACTIONS

During 2006, the Company derived approximately 46% of its fee income from three transactions.

NOTE 5 - INCOME TAXES

The Company has elected to be treated as a small business corporation under the provisions of Subchapter S of the Internal Revenue Code and Connecticut State tax law. Under these provisions, any income or loss of the Company is passed through to shareholders. The Company is subject to minimum state taxes which are reflected in the financial statements.

PRIVATE ENERGY SECURITIES, INC.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2006

NOTE 6- RELATED PARTY TRANSACTIONS

The shareholders of the Company are also owners of a related entity. Under the agreements with this and other affiliated entities, the Company compensates these entities for services they render to the Company in connection with successful investment banking and other fees earned by the Company. For the year ended December 31, 2006, the Company paid $4,571,000 to these entities for such services. These payments are for expenses for the operations of the related entities that assist in generating revenue. The expenses included rent, personnel, professional fees, marketing fees and other related expenses incurred by these entities.

NOTE 7 - REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to one. Net capital and aggregate indebtedness change from day to day. As of December 31, 2006, the Company had a net capital of $31,222 which was $26,222 in excess of the required minimum at that date of $5,000. The Company's aggregate indebtedness to net capital was .57 to 1.

END